Securities and Exchange Commission
                           Washington, D.C. 20549

                              SCHEDULE 14D-1F

         TENDER OFFER STATEMENT PURSUANT TO RULE 14D-1(b) UNDER THE
                      SECURITIES EXCHANGE ACT OF 1934

                      Silent Witness Enterprises Ltd.
        ----------------------------------------------------------
                         (Name of Subject Company)

                          British Columbia, Canada
        ----------------------------------------------------------
     (Jurisdiction of Subject Company's Incorporation or Organization)

                            SW Acquisition Inc.
                    ------------------------------------
                                  (Bidder)

                               Common Shares
                  ---------------------------------------
                       (Title of Class of Securities)

                                 826906307
                   --------------------------------------
           (CUSIP Number of Class of Securities (if applicable))

                          Thomas F. Larkins, Esq.
                        Honeywell International Inc.
                             101 Columbia Road
                            Morristown, NJ 07962
                              (973) 455-2000
                 -----------------------------------------

    (Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

                              with copies to:

Stephen Arnold                         David K. Robbins, Esq.
Osler, Hoskins & Harcourt LLP          Fried, Frank, Harris, Shriver & Jacobson
Box 50, 1 First Canadian Place         350 South Grand Avenue, 32nd Floor
Toronto, ON M5X 1B8                    Los Angeles, CA  90071
(416) 362-2111                         (213) 473-2000


                              October 28, 2003
               ---------------------------------------------
   (Date tender offer first published, sent or given to securityholders)

                         Calculation of Filing Fee*



        Transaction Valuation                    Amount of Filing Fee

             $20,219,965                                $1,636

---------------------------------------------------------------------------
* Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 on the basis of (i) the offering price of Cdn. $11.27 per common share (the "Common Shares") of Silent Witness Enterprise Ltd. (the "Company"), converted to U.S. dollars at the October 23, 2003, noon rate of exchange as reported by the Bank of Canada and (ii) 2,347,737 Common Shares held of record by U.S. residents as of October 16, 2003.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:.................Registration No.:.....................
Filing Party:.................................................................
Form:................................Date Filed:..............................

     This statement on Schedule 14D-1F relates to the offer by SW Acquisition Inc. (f/k/a 678669 B.C. Ltd.), a corporation incorporated under the laws of British Columbia, Canada and an indirect wholly-owned subsidiary of Honeywell International Inc., a Delaware corporation, to purchase all of the outstanding common shares and the associated share purchase rights of Silent Witness Enterprises Ltd., a company incorporated under the laws of British Columbia, Canada, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular, dated October 28, 2003, and in the related Letter of Transmittal. SW Acquisition Inc. is sometimes referred to herein as the "Bidder." Silent Witness Enterprises Ltd. is sometimes referred to herein as the "Issuer."

PART I.  INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1.  HOME JURISDICTION DOCUMENTS

         Exhibit 1.1:  Offer to Purchase and Circular, dated October 28, 2003

         Exhibit 1.2:  Letter of Transmittal

         Exhibit 1.3:  Notice of Guaranteed Delivery


ITEM 2.  INFORMATION AND LEGENDS

         See "Notice to Shareholders in the United States" in the Offer to Purchase and Circular, dated October 28, 2003.


PART II. INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS


2.1 Joint Press Release of Silent Witness Enterprises Ltd. and Honeywell International Inc., dated October 10, 2003

2.2 Joint Press Release of Silent Witness Enterprises Ltd. and Honeywell International Inc., dated October 28, 2003

2.3: Letter to Silent Witness Enterprises Ltd. Shareholders from Honeywell International Inc., dated October 28, 2003


PART III. UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.      Undertakings

        A. The Bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

        B. The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the Issuer's securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.      Consent to Service of Process

        At the time of filing this Schedule 14D-1F, the Bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV. SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2003



                                   SW Acquisition Inc.

                                   By:     /s/   Thomas F. Larkins
                                      ---------------------------------
                                         Name:   Thomas F. Larkins
                                         Title:  President and Secretary

                               EXHIBIT INDEX


Exhibit 1.1:   Offer to Purchase and Circular, dated October 28, 2003

Exhibit 1.2:   Letter of Acceptance and Transmittal

Exhibit 1.3:   Notice of Guaranteed Delivery

Exhibit 2.1: Joint Press Release of Silent Witness Enterprises Ltd. and Honeywell International Inc., dated October 10, 2003

Exhibit 2.2: Joint Press Release of Silent Witness Enterprises Ltd. and Honeywell International Inc., dated October 28, 2003

Exhibit 2.3: Letter to Silent Witness Enterprises Ltd. Shareholders from Honeywell International Inc., dated October 28, 2003